Mail Stop 3561

April 7, 2009

Neal L. Goldberg
Chief Executive Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

   Re: Zale Corporation
     Form 10-Q for the Fiscal Quarter Ended January 31, 2009
     Filed March 11, 2009
     File No. 001-04129

Dear Mr. Goldberg:

  We have reviewed the letter of your counsel dated March 25, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended January 31, 2009

Exhibits 10.6 and 10.7

1. We reviewed your response to comment four in our letter dated February 27, 2009 and note that you filed the agreements governing your domestic and Canadian private label credit card programs as material contracts under Item 601(b)(10) of Regulation S-K. With your next current or periodic report, please file complete copies of these agreements, including all exhibits, attachments and schedules to these agreements.

* * * * *

  Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brinkley Dickerson, Esq.
        Troutman Sanders LLP